Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands Except for Ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Pre-tax income before adjustment for minority interests in income of consolidated subsidiaries or equity in net income or losses of unconsolidated investments	$183,343	$277,819	$133,386	$123,438	$72,538
Fixed Charges:
Interest expense (before capitalized interest)	39,171	42,835	45,143	43,138	17,750
Portion ( 1/3) of rents representing interest factor	10,232	8,731	8,284	8,243	6,445

Total fixed charges	49,403	51,566	53,427	51,381	24,195

Amortization of capitalized interest	1,335	1,680	984	1,069	1,091
Distributed income of unconsolidated investments	13,135	11,769	13,536	16,189	4,000
Interest capitalized	(996)	(4,503)	(1,179)	(1,167)	(400)
Minority interests in income of consolidated subsidiaries (net of tax)	(18,806)	(17,632)	(13,258)	(7,469)	(5,101)

Pre-tax income before adjustment for minority interests in income of consolidated subsidiaries or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and minority interests in income of consolidated subsidiaries that have not incurred fixed charges	$227,414	$320,699	$186,896	$183,441	$96,323

Ratio of earnings to fixed charges	4.6x	6.2x	3.5x	3.6x	4.0x

98